September 30, 2005

Zip+4 Code: 20549

<u>Via Fax & U.S. Mail</u>

Mr. Thomas C. Dearmin
Chief Executive Officer and Chief Financial Officer
Ionatron, Inc.
3590 East Columbia Street
Tucson, AZ 85714

RE: Ionatron, Inc. (the "Company")
Form 10-K for the year ended December 31, 2004
File No. 1-14015

Dear Mr. Dearmin:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Stephen A. McCommon, CAO
                        (520) 622-3835